Mail Stop 3561
	January 19, 2006

W. Nicholas Howley
Chief Executive Officer
TD Holding Corporation
1301 East 9th Street, Suite 3710
Cleveland, OH 44114

	Re:	TD Holding Corporation
	Registration Statement on Form S-1
	Filed December 20, 2005
	File No. 333-130483

Dear Mr. Howley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
2. Please provide support for the qualitative and comparative statements contained in your prospectus. We note the following examples:

* "We are a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial...," page 1;
* "Our products have strong brand names within the industry and we have a reputation for high quality, reliability and customer support," page 2; and
* "Because we deliver products that meet or exceed our customers` expectations and performance standards...," page 3.
These are only examples. To the extent the statement represents management`s belief, please state so and tell us the basis for that belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.
3. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Front Cover of Prospectus
4. Please omit the Transdigm logo since it is not the issuer.

Special Note Regarding Forward-Looking Statements, page ii
5. Please move this section so that it appears after the risk factors section.

Industry and Market Data, page ii
6. We note your representation that some of the information in the prospectus is based on independent industry publications, government publications, etc. and that you have not independently verified the information and cannot assure the accuracy or completeness of the information. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

Basis of Presentation, page ii
7. Please revise to omit the use of defined terms and use abbreviated names including TD Holding, Transdigm Holding, and Transdigm Inc., or terms that are clear from their context. Further, please omit the corporate history and the discussion of the accounting presentation since these disclosures are repeated elsewhere in the document.

Prospectus Summary, page 1
8. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. As currently disclosed, the summary appears lengthy and repeats much of the information fully discussed in the business section. Please revise accordingly. See
Instruction to Item 503(a) to Regulation S-K. To the extent you retain limited amounts of disclosure, please consider the applicability of comments issued in the business section.

Our Company, page 2
9. We note that you disclosed certain large customers beginning in the second full paragraph on page 2 and in the fourth paragraph under
"Customers" on page 53. Please delete the names of your customers, unless the customer provides 10% or more of your revenues.

Our Formation and Recent Transactions, page 5
10. Please revise your organizational chart to include ownership percentages. Further, please include Warburg, TD Co-investors and TD
LLC in the chart.

Summary Historical Consolidated Financial Data, page 9
11. Please provide separate statements of the reasons why you believe that EBITDA and EBITDA As Defined provide useful information to investors, as required by Item 10(e)(1)(i)(C) to Regulation S-K. In addition, please provide separate statements of the reason why you use each of the non-GAAP measures.
12. Please provide the disclosure set forth in Answer 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
13. Please make conforming changes to the other sections of your document where you present non-GAAP.

Risk Factors, page 12
14. Some of your risk factors appear overly lengthy and should be shortened to concisely disclose the material risk. For example, we note the following risk factors:

* Government contracts contain unfavorable termination..., page
14;
* Substantial leverage - Our substantial indebtedness..., page 15;
and
* The terms of the Amended and Restated Senior Credit Facility..., page 16.
15. In general, information that may be readily transferable to other offering documents or describes circumstances that may apply equally to other businesses that are similarly situated is generic immaterial information, which should not be included in your risk factor section. Please eliminate all generic or speculative disclosure from your risk factor section, or revise to state specific material risks to your particular company, or to the purchasers in this offering. For example, we note the following risk factors:

* Our international business exposes us to risks..., page 18;
* We could be adversely affected as a result..., page 19;
* Our stock price may be volatile, and your investment..., page
20;
and
* The requirements of being a public company may strain..., page
23.

If you elect to retain these risk factors in your prospectus, you must clearly explain how they specifically or uniquely apply to your company, industry, offering, etc. Again, these are only a few examples. Please revise accordingly throughout.
16. Some of your risk factors indicate that if the risk materializes, it could have a material effect on your "[b]usiness, financial condition and results of operations" or other similar language. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

Government contracts contain unfavorable termination provisions..., page 14
17. We note that it appears that you discuss multiple risks under this one heading. Please discuss the current pricing review by the
DOD under a separate risk factor heading and disclose the report recommendation to refund $2.6 million. Further, please update the status of the pricing review, whether you intend to refund the entire amount or a lesser amount, and the status of your negotiations. Similarly, please update the disclosure of the pricing review in the
Management`s Discussion and Analysis section on page 33.

If we lose our senior management..., page 17
18. Please revise to identify each member of senior management on whom you depend. We note that you list only the key employees with whom you have employment agreements.

Our international business exposes us to risks..., page 18
19. Please identify any material foreign suppliers or foreign customers.

Management`s Discussion and Analysis of Financial Condition and Results..., page 31
20. Throughout this section, please provide more analysis of the disclosure provided and avoid repeating data in the tables presented.
As an example, on page 37 you provide several factors contributing to the increase in net sales, yet you do not provide an analysis for the reasons underlying the increases in those factors. Without describing the reasons for the increase in factors such as OEM net sales or aftermarket net sales, there is insufficient insight for a reader to see the business through the eyes of management. Please refer to FR 72 for guidance.

Recent Developments, page 32

Government Pricing Review, page 32
21. Please tell us the likelihood of a negative outcome of the pricing review by the DOD Office of Inspector General. Also, discuss in liquidity and capital resources the potential impact to your liquidity in regards to Strategic Supplier Agreements incorporating prices for parts based on cost, rather than based on prices of comparable commercial parts or other methods.

Motor Product Line Acquisition, page 33
22. Please disclose the type and amount of consideration you paid for the motor product line acquisition.

Critical Accounting Policies, page 35
23. Please revise your disclosure to (i) identify the certain types of contracts that contain right of return provisions, (ii) explain the reason you grant these customers a right of return, and (iii) identify the terms of the right of return.

Results of Operations, page 37
24. Please describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. See Item 303(a)(3)(ii) to Regulation S-K.
25. For each period, please revise to discuss the cost of sales. Further, where you discuss an increase or decrease that is attributable to more than one factor, please revise to quantify the separate impact of each factor.

Interest Expense page 38
26. Please tell us why interest expense increased on the Senior Unsecured Promissory Notes in fiscal year ended September 30, 2005 compared with fiscal year ended September 30, 2004. Reference is made to Note 10 to the consolidated financial statements, which indicate that the Senior Unsecured Promissory Notes were issued in July 2003 at a 12% fixed rate.

Liquidity and Capital Resources, page 41
27. Please identify any known trends or any known demands, commitments, events or uncertainties that will result or that are reasonably likely to result in the registrant`s liquidity increasing or decreasing in any material way. Please also describe any known material trends, favorable or unfavorable, in the registrant`s capital resources. See Item 303(a)(1) and (2) to Regulation S-K.
28. Please provide the calculations of the significant financial covenant ratios that use EBITDA and EBITDA As Defined, as well as the disclosure set forth in Answer 10 of the Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures dated June 13,
2003.

Financing Activities, page 41
29. In order to increase the readability of your disclosure, please revise this section to include the use of headings. Please see
SEC
Release No. 33-8350 (December 29, 2003).

Quantitative and Qualitative Disclosures About Market Risk, page
46
30. Please revise to include a discussion regarding the potential exposure to foreign currency exchange rate risk in connection with your direct sales to foreign customers and purchases from foreign suppliers. Your revised disclosure should be presented in one of the suggested formats outlined in Item 305(a)(1) to Regulation S-K.

Business, page 48
31. Please describe the DOD pricing review, refund recommendation and renegotiation. Refer to Item 101(c)(ix) to Regulation S-K.

General, page 48
32. Please expand your disclosure to describe the general development of the business of you, your subsidiaries and any predecessor(s) during the past five years, or any earlier periods if material to understanding the general development of your business. See Item 101(a) to Regulation S-K.
33. We note that the fourth paragraph suggests that you are not dependent on a single type of customer. Please balance this statement by disclosing that your top ten customers accounted for approximately 52% of your net sales and that your top three customers accounted for 30%, as disclosed on page 13.

Selective Acquisition Strategy, page 51
34. According to your disclosure, it appears that the acquisition of businesses and/or product lines is an important part of your growth strategy. For example, you state in the first full paragraph on page
50 that management has achieved growth through a "[m]ethological and focused acquisition strategy," and in the first paragraph under "Business Strategy" that you have a "[p]roven acquisition strategy."
Please expand your disclosure here to more fully describe your acquisition strategy, including the criteria used in determining an appropriate acquisition candidate. Further, you state that you have
"[a]cquired and integrated fifteen businesses and/or product lines since [y]our formation in 1993," and that in each case, you have "[s]ignificantly improved operating and financial performance." Please describe any recent, material acquisition(s) and explain how you integrated the business(es) or product line(s) into your operations. Please also describe specifically how the acquisition(s) significantly improved your operating and financial performance.

Sales and Marketing, page 52
35. According to your disclosure, Aviall, Inc. and Satair A/S are your major distributors. If material, please disclose the terms of your distributor agreements with Availl, Inc. and Satair A/S and file the agreements as exhibits.

Raw Materials and Patents, page 54
36. Please identify any significant suppliers on whom you rely.

Foreign Operations, page 55
37. Please include all the information required by Item 101(d) to Regulation S-K, or advise us.

Management, page 57

Executive Officers and Directors, page 57
38. Please revise the descriptions of business experience to disclose the type of business conducted by each entity, if not clear from the business name. Please revise to clarify when an entity is a subsidiary of Transdigm Inc.

Director Compensation, page 60
39. Please estimate the amount of the annual stipend and fee you intend to pay your non-employee directors. See Item 402(g) to Regulation S-K.

Executive Compensation, page 62
40. We note that Note 11 on page F-25 describes your pension plans.
Please revise to include the information required by Item 402(f) to
Regulation S-K, or advise us.

Employment Related Agreements, page 64
41. Please describe any change of control provisions and discuss whether this offering constitutes a change of control or other event that would trigger payments.
42. Describe the bonus plan and how the bonuses are determined.

Principal and Selling Stockholders, page 72
43. We note that certain of the principal and selling stockholders are non-natural persons. Please disclose the natural persons who exercise sole or shared voting or investment power over the entity.
See Telephone Interpretation 4S in the Regulation S-K section of the
March 1999 Telephone Interpretation Manual. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.
44. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, please tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.
45. If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities;
* the circumstances under which the selling shareholders received the securities;
* the selling shareholders` relationship to the issuer;
* the amount of securities involved;
* whether the sellers are in the business of underwriting securities;
and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.
Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
46. Please disclose how the selling stockholders received their shares. Further, we note that on page 91, the underwriters may purchase shares from Warburg and "certain members of management" to cover the over-allotment. Please include the selling stockholders who may sell to cover the over-allotment.

Certain Relationships and Related Party Transactions, page 75

Stockholders` Agreement and Management Stockholders` Agreement,
page
75
47. Please revise your use of the term "certain." For example, please quantify the "certain specified percentages" of ownership, describe the number of "certain individuals" that Warburg may designate, and describe the "certain contractual restrictions." In addition, please quantify the "certain thresholds" under the registration rights agreement.

Recent Transactions, page 76
48. We note that you present the bonus and distribution amounts on an aggregated basis. Please identify the individual members of management and the amounts each received. Please also describe how the payment amounts were determined.

Shares Eligible for Future Sale, page 80
49. Please disclose the approximate number of holders of each class of common equity as of the latest practicable date. See Item 201(b)
to Regulation S-K.
50. For ease of investor understanding, please revise to include a table at the beginning of your disclosure showing the dates when all of your common shares outstanding immediately prior to the offering may be resold following the completion of the offering. For example, the table should further classify the outstanding shares based on the first date on which those shares may be resold into the market once any applicable lockup restrictions have lapsed, either because those shares have been or will be registered for resale under the Securities Act or have become or will become eligible for resale under Rule 144 or any other applicable resale exemptions.

Lock-up Agreements, page 81
51. Please disclose the factors that the underwriters will consider if they agree to permit persons subject to the lock-up agreement to sell securities.

Description of Certain Indebtedness, page 82
52. Please disclose whether you and your subsidiaries are in compliance with the covenants in each facility or indenture.

Amended and Restated Senior Credit Facility, page 82
53. We note that this offering will not constitute a change of control under the indenture or the TD Holding facility. Please disclose whether this offering will constitute a change of control under the amended senior credit facility.

Certain Covenants, page 83
54. Please revise to quantify the financial covenants.

Underwriting, page 91
55. According to your disclosure toward the bottom of page 92, it appears that you have a directed share program for employees. Please tell us the mechanics of how and when these shares will be offered and sold to persons in the directed share program. For example, please explain to us how you will determine the prospective recipients of reserved shares. Please tell us when and how they will indicate their interest in purchasing shares. Also, please tell us how and when the issuer and underwriters will contact the direct share investors, including the types of communications used. Will any electronic communications or procedures be used by the underwriter or company, such as e-mail? When will the shares and money be exchanged? When do purchasers become committed to purchase their shares? How and when will the number of shares offered be determined? Will the procedures for the directed share program differ from the procedures for the general offering to the public?
56. We note your disclosure in the first full paragraph on page 93 that a prospectus in electronic format will be made available on the websites of the underwriters. To the extent that you will engage in any marketing of this offering online, please confirm that your procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division`s Office of Chief Counsel, and that the procedures have not changed since such clearance.


Recent Sales of Unregistered Securities, page II-2
57. We note your disclosure that in connection with the closing of the mergers, you issued shares to "certain members of management." Please revise your disclosure to identify the members of management and the number of options rolled over by each individual and the number of shares received.
Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-10

Note 1: Description of the Business and Merger, page F-10

Merger, page F-10
58. Please include all of the disclosure required by paragraphs 51 and 52 of SFAS 141 including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill.
59. The certifications discussed on page 1 appear to be a contract based intangible asset under paragraph 39 of SFAS 141. Please explain to us how you have considered the need to recognize as an asset apart from goodwill for the rights generated from these certifications in connection with your merger and each of your acquisitions.
60. Please explain why you did not recognize an asset apart from goodwill for customer lists in connection with your merger and each of your acquisitions.

Note 2: Acquisitions, page F-12
61. Please disclose the cost of the Eaton acquisition and the amount of goodwill recognized.

Note 3: Summary of Significant Accounting Policies, page F-14

Revenue Recognition and Related Allowances, page F-14
62. We note that you design, produce and supply highly-engineered, highly customized products to solve specific needs for aircraft operators and manufactures. Please tell us the consideration given to accounting for your fix price contracts under the guidance in SOP
81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts."


Research and Development Costs, page F-15
63. Please tell us if you are reimbursed by your customers for research and development costs. Second, tell us where you charge research and development costs in your consolidated income statements.

Segment Reporting, page F-17
64. Please provide the disclosure required by paragraphs 37 and 38 of
SFAS 131. It appears that you should disclose the revenue attributable to each of your eleven major product lines.
65. Please revise your disclosure to clarify the reason why your presentation of one segment is not inconsistent with your reference to various lines of business on page 37.

Note 20: New Accounting Standards, page F-36
66. Please clarify your disclosure to explain the reason you have not determined the impact of adopting Statement No. 123(R).

Note 21: Subsequent Events, page F-36
67. Please provide pro forma financial statements in accordance with
Article 11 to give effect to the described events.

Financial Statement Schedules, page II6

Valuation and Qualifying Accounts, page II6
68. Please expand the schedule to include the valuation allowance for obsolete inventory, sales returns and deferred tax assets.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





	You may contact Patrick Kuhn, Staff Accountant, at (202) 551-3308, or Michael Fay, Branch Chief, at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202)
551-
3338, or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 with any other questions you may have.

						Sincerely,



						Max Webb
						Assistant Director



cc: 	Stephen J. Gartner, Esq.
	Willkie Farr & Gallagher LLP
	Fax: (212) 728-9222


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W. Nicholas Howley
TD Holding Corporation
January 19, 2006
Page 1